Exhibit 99.3

A A Ross, P.Geo. (BC), P.Geol. (AB), Ph.D.
AMC Mining Consultants (Canada) Ltd.
Suite 202, 200 Granville Street
Vancouver, British Columbia
V6C 1S4 Canada

9 October 2020

Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames

Re:	Consent of Qualified Person
Silvercorp Metals Inc. (the “Company”)
Filing of Ying Property NI 43-101 Technical Report

I, Adrienne A Ross, hereby consent to:

a)	the public filing of the Technical Report entitled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” effective date 31 July 2020 (the “Technical Report”) in support of the news release issued by the Company dated 31 August 2020 (the “News Release”), and

b)	the use of extracts from, and a summary of, the Technical Report in the News Release.

I hereby confirm that I have read the News Release and that it fairly and accurately represents the information in the parts of the Technical Report for which I am responsible.

Yours faithfully

Original signed by

Adrienne A Ross, P.Geo. (BC), P.Geol. (AB), Ph.D.